UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11‑K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File No. 1-12609

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PG&E Corporation Retirement Savings Plan
(including the PG&E Corporation Retirement Savings Plan
for Union-Represented Employees)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PG&E CORPORATION
77 Beale Street,
San Francisco, CA 94105

The assets of the PG&E Corporation Retirement Savings Plan and the PG&E Corporation Retirement Savings Plan for Union-Represented Employees are held in a single master trust and share the same investment funds, including the PG&E Corporation Common Stock Fund.

REQUIRED INFORMATION

1.The Statements of Net Assets Available for Benefits of the PG&E Corporation Retirement Savings Plan and the PG&E Corporation Retirement Savings Plan for Union-Represented Employees as of December 31, 2020 and 2019 and the Statements of Changes in Net Assets Available for Benefits for the years then ended for such plans, together with the reports of Mah & Associates, LLP, independent registered public accounting firm, are contained in this Annual Report.

2.The Consent of Mah & Associates, LLP, independent registered public accounting firm, is contained in Exhibit 1 to this Annual Report.

PG&E CORPORATION

RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

TOGETHER WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020 AND 2019

PG&E CORPORATION
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	2-3

Financial Statements:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to the Financial Statements	6-14

Supplemental Schedule:

Schedule H, Part IV, Line 4i – Schedule of Assets Held	15

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefit Committee of
PG&E Corporation and Participants of
PG&E Corporation Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the PG&E Corporation Retirement Savings Plan (the Plan) as of December 31, 2020, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America. The financial statements of the Plan as of December 31, 2019, and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated June 19, 2020.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets held as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bankruptcy Proceedings

As discussed in Note 1 to the financial statements, on January 29, 2019, PG&E Corporation and its subsidiary Pacific Gas and Electric Company (the Utility) filed voluntary petitions for relief under Chapter 11 in the U.S. Bankruptcy Court for the Northern District of California. The accompanying financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. In particular, such financial statements do not purport to show as to assets, their realizable value on a
2

liquidation basis or their availability to satisfy liabilities. As discussed in Note 1, PG&E Corporation and the Utility emerged from Chapter 11 on July 1, 2020.

/s/ Mah & Associates, LLP

We have served as the Plan’s auditor since 2021.

San Francisco, California
July 14, 2021

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PG&E CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31
(in thousands)	2020	2019
Assets
Plan interest in Master Trust investments, at fair value	$3,737,618	$3,237,892
Notes receivable from participants	43,830	42,811
Total assets	3,781,448	3,280,703
Liabilities
Administrative expenses payable	53	53
Net assets available for benefits	$3,781,395	$3,280,650

See accompanying Notes to the Financial Statements.

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PG&E CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
(in thousands)	2020	2019
Additions to net assets attributed to:
Plan interest in Master Trust investment income	$490,064	$486,145
Contributions:
Employer	56,196	51,108
Participant	138,853	126,365
Rollover	10,350	8,740
Total contributions	205,399	186,213
Interest from notes receivable from participants	2,313	2,187
Total additions, net	697,776	674,545
Deductions to net assets attributed to:
Benefit distributions to participants	235,155	285,732
Administrative expenses	2,554	2,324
Total deductions	237,709	288,056
Net increase before asset transfers	460,067	386,489
Asset transfers in, net	40,678	13,980
Net increase	500,745	400,469
Net assets available for benefits:
Beginning of year	3,280,650	2,880,181
End of year	$3,781,395	$3,280,650

See accompanying Notes to the Financial Statements.

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PG&E CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF THE PLAN

General

The following is an overview of the PG&E Corporation Retirement Savings Plan (“Plan” or “RSP”). The Plan document provides a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering all non-represented employees of PG&E Corporation and all companies owned by PG&E Corporation (collectively “PG&E Corporation Group”), as designated by PG&E Corporation. The Employee Benefit Committee ("EBC") of PG&E Corporation has oversight over the administration and financial management of affiliated company employee benefit plans, including this Plan. The EBC retains Fidelity Management Trust Company as the Trustee of the Plan (“Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The PG&E Corporation Retirement Savings Plan Master Trust (“Master Trust”) holds the investment assets of both the Plan and the PG&E Corporation Retirement Savings Plan for Union-Represented Employees (“Union RSP”). The accompanying financial statements present the assets and liabilities of the Plan only.

On January 29, 2019, PG&E Corporation and its subsidiary Pacific Gas and Electric Company (the Utility) filed voluntary petitions for relief under Chapter 11 in the U.S. Bankruptcy Court for the Northern District of California. On June 19, 2020, PG&E Corporation and the Utility together with certain shareholder proponents filed their Joint Chapter 11 Plan of Reorganization, dated as of June 19, 2020. On June 20, 2020, the Bankruptcy Court issued an order confirming the plan. PG&E Corporation and the Utility emerged from Chapter 11 on July 1, 2020.

Prior to the Effective Date, PG&E Corporation and the Utility continued to operate their business as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

Eligibility

In general, all management and administration & technical employees of participating employers within the PG&E Corporation Group are eligible to participate in the Plan, excluding independent contractors, leased employees, and individuals who have a written contract or agreement that excludes participation in the Plan.

Contributions

Participants may elect to contribute any amount in 1 percent increments from 1 to 50 percent of their eligible compensation on a pre-tax basis, on an after-tax basis, or a combination of both. Participants may also contribute amounts representing distributions from other qualified plans into the Plan. Such “rollover” contributions are not subject to federal or state income taxes until withdrawn or distributed from the Plan.

6

As provided by the Internal Revenue Code (“Code”), the following table provides the dollar limitations under a 401(k) retirement plan for 2020 and 2019. Section 415(d) of the Code requires the limits to be adjusted annually for cost-of-living increases.

Contribution Type	2020 Limits	2019 Limits
Annual compensation (1)	$285,000	$280,000
Defined contribution limits (2)	$57,000	$56,000
Elective deferral (3)	$19,500	$19,000
Catch-up contributions (4)	$6,500	$6,000

(1) Annual compensation is eligible compensation for the purposes of the Plan and is limited by the Code.
(2) All Plan contributions, including pre-tax and after-tax participant contributions and all employer contributions, may not exceed the lesser of 100 percent of the participant’s eligible compensation or Code limits.
(3) Participant pre-tax contributions are considered elective deferrals and are limited by the Code.
(4) Participants age 50 and older are permitted to make additional pre-tax contributions (catch-up contributions) according to the Code.

All participants hired on or after January 1, 2013 or rehired after January 1, 2013 and originally hired prior to January 1, 2013 and who had a break in service after January 1, 2013, are eligible for 75 percent matching employer contribution of their elective employee contributions up to 8 percent of eligible compensation.

All other participating employees hired before January 1, 2013 who elected to contribute to the Plan are eligible for 75 percent matching employer contribution of their elective employee contributions up to 6 percent of eligible compensation. In December 2013, these participants were given a one-time opportunity to continue participating in the Final Average Pay Pension under the Pacific Gas and Electric Company Retirement Plan ("Retirement Plan") or elect, beginning in 2014, to participate in the Cash Balance Pension feature of the Retirement Plan. Participants who elected to participate in the Cash Balance Pension receive a matching employer contribution of 75 percent of their elective employee contributions up to 8 percent of eligible compensation beginning January 1, 2014.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each account is credited with the participant’s elective contributions through payroll deductions, monthly employer contributions, and an allocation of the net investment gains (losses) and certain investment management fees of the Master Trust. Allocations of net investment gains (losses) and fees are based on participant account balances as defined in the Plan Document.

Vesting

Employer and participant elective contributions and their related accumulated earnings and losses are 100 percent vested at all times.

Investment Options

The EBC is responsible for the selection of the Plan’s investment fund managers and the selection of the range of investment options. Neither the EBC nor any of the companies within the PG&E Corporation Group is involved in the investment funds’ day-to-day investment operations. Individual participants may select from a suite of target date funds, core funds, and a self-directed brokerage account. Approximately every 5 years, a new target date fund is added to maintain a complete target date horizon. Target date funds with target retirement dates that have passed will merge into the retirement income fund. Individual participants designate the way in which their contributions are invested and may generally change their investment designation at any time. Currently, employer matching contributions are made in cash and initially invested in accordance with a participant's investment fund directions, or if no directions have been given, any such contributions will be allocated to the participant's account in the Plan's Target Date Fund with a target date closest to the participant's 65th birthday.

The Plan also contains an Employee Stock Ownership Plan. This enables the Plan to pay any dividends directly to participants when declared on the PG&E Corporation common stock held in the PG&E Corporation Stock Fund. Participants may elect to receive their dividends earned from this fund in cash, reinvest their dividends earned from this fund back into the fund, or a combination of both.

On December 20, 2017, the Boards of Directors of PG&E Corporation and the Utility suspended quarterly cash dividends on PG&E Corporation’s and the Utility’s common stock, beginning the fourth quarter of 2017.
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In January 2019, the EBC appointed Gallagher Fiduciary Advisors, LLC (“Gallagher”) to serve as an independent fiduciary and investment manager of the Plan with respect to the Plan’s PG&E Corporation Stock Fund and its holdings of PG&E Corporation common stock. As independent fiduciary, Gallagher has the sole discretionary authority with respect to the operation, including, but not limited to, any potential ongoing maintenance, suspension, freezing, or termination of the PG&E Corporation Stock Fund maintained in the Plan.

In November 2019, Gallagher imposed a limit on the percentage of a participant’s account that may be invested in the PG&E Corporation Stock Fund. Pursuant to Gallagher’s action, a participant may not direct his or her own contributions or employer contributions, or transfer funds from other Plan investment options, to the PG&E Corporation Stock Fund until the value of the participant’s units in the fund represents less than twenty percent (20%) of the total value of the participant’s Plan account. Participants are restricted from creating any new or changed deferrals into the plan with greater than 20% allocation to the PG&E Corporation Stock Fund. Pre-existing deferrals (contributions) and transfers to the PG&E Corporation Stock Fund may be made until the value of the participant’s units in the fund equals twenty percent (20%) of the participant’s total account value.

Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the market value of the participant’s account balance. Loans for general purposes have terms ranging up to 5 years and loans for the purchase of a primary residence have terms ranging up to 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1 percent, as determined by the Trustee, for the month in which the loan is requested. The rate is set when participants apply for a loan and remains fixed throughout the duration of the loan term. Principal and interest are paid primarily through payroll deductions and are returned to the participant’s account. Participants pay a one-time origination fee and quarterly maintenance fees for each loan. Participants may have up to three outstanding loans at any time.

Payment of Benefits

Upon termination of service from all employers within the PG&E Corporation Group, a participant with an account balance greater than $5,000 may elect to leave the assets in the Plan, take a lump-sum or partial distribution in cash, or roll the entire or partial balance to an Individual Retirement Account ("IRA") or other tax-qualified plan. If the account balance is $1,000 or less and the participant does not make an active election to take a lump-sum cash distribution or rollover the account balance to an IRA or another tax-qualified plan, the account balance will be automatically distributed in cash (subject to applicable taxes and penalties). If the account balance is greater than $1,000 but less than $5,000 and the participant does not make an active election to take a lump-sum cash distribution or rollover the account balance to an IRA or another tax-qualified plan, the distribution will be automatically rolled over to a Fidelity IRA and invested in the Fidelity Cash Reserve Fund. In the event of a participant’s death, the participant’s beneficiaries will receive the value of the participant’s account balance in a lump-sum payment or may roll the Plan balance over directly into an inherited IRA.

Under the Setting Every Community Up for Retirement Enhancement Act of 2019 (SECURE), which was enacted on December 20, 2019, with certain provisions becoming effective January 1, 2020, participants who reach age 70 ½ after December 31, 2019 must begin taking minimum distributions from the Plan by April 1 of the calendar year following the year in which they reach age 72, increased from age 70 ½. Under the SECURE Act, participants who turned 70 ½ before January 1, 2020 would still begin taking distributions by the later of April 1 of the calendar year following the year in which they reach age 70 ½, or actual retirement if later. Additionally, hardship withdrawals and certain in-service withdrawals are permitted subject to Plan provisions.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was enacted. Certain provisions of the CARES Act waive required minimum distributions paid or to be paid in calendar year 2020.

In April 2020, the EBC approved changes to the Plan to implement the provisions of the CARES Act allowing eligible Plan participants to request temporary penalty-free distributions of up to $100,000 from the Plan for qualifying coronavirus-related reasons. For these distributions, tax on the income from the withdrawal may be paid over a three-year period, repayments will not be subject to the Plan contribution limits, and all contribution sources (other than those restricted under applicable legal requirements) will be available to participants.

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Administrative Expenses

Certain costs of administering the Plan, including recordkeeping fees and certain expenses of the Trustee, are paid by the participating companies of the PG&E Corporation Group. Investment management fees, used to cover the expenses related to running an investment fund, are paid by participants and are netted against investment returns. Expenses associated with the individual participant brokerage accounts and professional financial advisory services are paid by the participants enrolled in these services. Loan origination and maintenance fees are also paid by participants.

Voting Rights

Each participant is entitled to exercise voting rights based on the equivalent number of PG&E Corporation Stock Fund shares allocated to the participant’s account. Each participant is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to exercise voting rights for any share without instructions from the participant. However, the Trustee is required to vote any unallocated shares on behalf of the collective best interest of the Plan participants and beneficiaries.

Plan Termination

PG&E Corporation, acting through the Board of Directors or any duly authorized Committee of the Board, reserves the right to amend, freeze or terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, net assets of the Plan will be distributed to participants. Participants will receive full payment of the balance in their accounts.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements, in conformity with GAAP, requires Plan management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingencies. Actual results could differ from these estimates.

Fair Value Measurements

The Plan’s management determines the fair value of certain assets and liabilities based on assumptions that market participants would use in pricing the assets or liabilities. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or the “exit price.” The Plan’s management utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value and give precedence to observable inputs in determining fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

Investment Valuation and Income Recognition

A participant’s interest in the investment funds is represented by participation units allocated on the basis of contributions and assigned a unit value on the basis of the total value of each fund.

Interest income, dividends, investment management fees where appropriate, and the net appreciation or depreciation in the fair value of the investments held by the Plan are allocated to the participant’s account each day based upon the account’s proportional share of the fund balance.

9

Interest income is recognized as it is earned. Dividends are recorded on the ex-dividend date, the date before which a participant must hold the underlying investment in order to be entitled to dividends. Net appreciation or depreciation in the fair value of the Plan’s investments consists of: (1) the net change in unrealized appreciation or depreciation on investments held during the year, and (2) the realized gain or loss recognized on the sale of investments during the year.

Purchases and sales of securities are recorded on a trade date basis. Realized gains and losses from security transactions are reported on the average cost basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions upon default.

Derivative Investments

Subject to certain guidelines, the EBC allows the plan investment managers to use derivative instruments to achieve investment objectives. During the years ended December 31, 2020 and 2019, the Plan and the Master Trust held no direct investments in derivative instruments.

10

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

NOTE 3: MASTER TRUST INVESTMENTS

The Plan’s investment funds are managed by the Trustee or an investment manager, who has discretionary investment authority over the funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. The following tables present the Master Trust net assets and the Plan’s interest in the Master Trust net assets as of December 31, 2020 and 2019:

	2020
(in thousands)	Master Trust	Plan Interest in the Master Trust
Equity Funds	$3,155,441	$1,626,555
Target Date Funds	1,826,361	852,982
PG&E Corporation Stock Fund	377,695	136,620
Brokerage Link Accounts	833,333	438,784
Fixed Income Funds	913,165	456,378
Money Market Fund	475,680	226,299
Total Trust investments at fair value	7,581,675	3,737,618
Administrative expense payable	(141)	(53)
Total	$7,581,534	$3,737,565

	2019
(in thousands)	Master Trust	Plan Interest in the Master Trust
Equity Funds	$2,843,633	$1,464,085
Target Date Funds	1,513,589	711,752
PG&E Corporation Stock Fund	331,354	114,696
Brokerage Link Accounts	709,914	375,198
Fixed Income Funds	785,386	384,048
Money Market Fund	415,235	188,113
Total Trust investments at fair value	6,599,111	3,237,892
Administrative expense payable	(151)	(53)
Total	$6,598,960	$3,237,839

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The following table presents the changes in net assets of the Master Trust for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
(in thousands)	2020	2019
Net appreciation in fair value investments	$960,400	$914,091
Dividends and interest	33,046	26,856
Net investment income	993,446	940,947
Net transfers	(5,068)	(88,404)
Administrative expenses	(5,804)	(5,377)
Increase in net assets	982,574	847,166
Net assets:
Beginning of year	6,598,960	5,751,794
End of year	$7,581,534	$6,598,960

NOTE 4: FAIR VALUE MEASUREMENTS

The Master Trust measures certain assets at fair value. A three-tier fair value hierarchy is established as a basis for considering fair value assumptions and for inputs used in the valuation methodologies in measuring fair value:

    Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

    Level 2 – Other inputs that are directly or indirectly observable in the marketplace.

    Level 3 – Unobservable inputs which are supported by little or no market activities.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Investments measured at fair value on a recurring basis for the Master Trust are summarized below.

	Fair Value Measurements as of December 31, 2020
(in thousands)	Level 1	Level 2	Total
Master Trust investments:
Brokerage Link Account	$833,333	$—	$833,333
Money Market Fund	475,680	—	475,680
PG&E Corporation Stock Fund	377,695	$—	377,695
Equity Funds	—	3,155,441	3,155,441
Fixed Income Funds	—	913,165	913,165
Target Date Funds measured at NAV	—	—	1,826,361
Total Master Trust investments, at fair value	$1,686,708	$4,068,606	$7,581,675

	Fair Value Measurements as of December 31, 2019
(in thousands)	Level 1	Level 2	Total
Master Trust investments:
Brokerage Link Account	$709,914	$—	$709,914
Money Market Fund	415,235	—	415,235
Equity Funds	—	2,843,633	2,843,633
Target Date Funds	—	1,513,589	1,513,589
Fixed Income Funds	—	785,386	785,386
PG&E Corporation Stock Fund measured at NAV	—	—	331,354
Total Master Trust investments, at fair value	$1,125,149	$5,142,608	$6,599,111

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The fair value measurements incorporate various factors, such as the credit standing of the counterparties involved, the applicable exit market, and specific risks inherent in the financial instrument. As of December 31, 2020 and 2019, the following is a description of the valuation methodologies used for the financial instruments at fair value:

•Mutual funds offered to participants either through the brokerage link account or as direct investment options are valued based on unadjusted prices in active markets for identical transactions. The PG&E Corporation Stock Fund invests in PG&E stock. These investments are actively traded on a public exchange and are therefore considered Level 1 assets.

•The money market fund is a commingled fund of U.S. government short-term securities that are valued using unadjusted prices in an active market for identical assets and are therefore considered Level 1 assets.

•The equity funds and fixed income funds are stated at estimated fair value as determined by the issuer based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets, which represent the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date. Equity funds and fixed income funds are maintained by investment companies for large institutional investors and are not publicly traded. They are comprised primarily of underlying securities represented by a variety of asset classes that are publicly traded on exchanges or over-the-counter, and price quotes for the assets held by these funds are readily observable and available. As of December 31, 2020 and 2019, equity funds and fixed income funds are categorized as Level 2 assets.

Equity funds, and fixed income funds are reported using net asset value as an estimate of fair value. The equity funds invest in common stock and securities convertible into common stock from companies of various sizes and geography, with each fund seeking to match the performance of a specified index. The fixed income funds invest in diversified portfolios of bonds, with each fund seeking to match the performance of a specified index. Each of these funds is able to be purchased or redeemed daily based on the unit value determined on the respective transaction date.  These funds have no unfunded commitments, required notice period for redemption, or other redemption restriction.

Investments Measured at Net Asset Value (NAV)

In accordance with FASB ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent), investments that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy table above. The fair value amounts are included in the table above in order to reconcile to the amounts presented in the Statement of Net Assets Available for Benefits. These investments include the target date funds. There are no restrictions on the terms and conditions upon which the investments may be redeemed.

Transfers Between Levels

There were no transfers between levels for the years ended December 31, 2020 and 2019. However, certain investments were moved from the fair value hierarchy to net asset value and from net asset value to the fair value hierarchy based on re-evaluation of the underlying assets.

Level 3 Rollforward

There were no assets classified as Level 3 in the fair value hierarchy for the years ended December 31, 2020 and 2019.

NOTE 5: RELATED PARTY TRANSACTIONS

Certain Plan investments, including investments held in the Master Trust, are shares of funds managed by the Trustee. The Plan also invests in PG&E Corporation common stock. These transactions qualify as party-in-interest transactions under ERISA.

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The party-in-interest transactions for the Plan comprised the following investments:

	As of December 31,
(in thousands)	2020	2019
PG&E Corporation Stock Fund	$136,620	$114,696
Fidelity fund	213,291	178,284
Total party-in-interest investments	$349,911	$292,980

NOTE 6: FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated January 22, 2016, stating that the Plan is qualified under Section 401(a) and Section 401(k) of the Code, and therefore the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, PG&E Corporation believes that the Plan is designed and continues to operate in accordance with the applicable requirements of the Code and no provision for federal income taxes has been recorded in the Plan’s financial statements. Furthermore, participating employees are not liable for federal income tax on amounts allocated to their accounts attributable to: (1) pre-tax participant contributions, (2) reinvested dividends, earnings, and interest income on either pre-tax and after-tax contributions, or (3) employer contributions, until the time that they withdraw such amounts from the Plan.

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PG&E CORPORATION
RETIREMENT SAVINGS PLAN

EIN #: 94-3234914
PLAN #: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i –
SCHEDULE OF ASSETS HELD
AS OF DECEMBER 31, 2020

(in thousands)
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
*	Participant loans	Loans to participants with interest rates ranging from 4.25% to 10.50% maturing through 2036	$—	$43,830

(*) Represents a party-in-interest to the Plan, as defined under ERISA.

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PG&E CORPORATION

RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

TOGETHER WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020 AND 2019

PG&E CORPORATION
RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	2-3

Financial Statements:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to the Financial Statements	6-14

Supplemental Schedule:

Schedule H, Part IV, Line 4i – Schedule of Assets Held	15

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefit Committee of
PG&E Corporation and Participants of
PG&E Corporation Retirement Savings Plan for Union-Represented Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the PG&E Corporation Retirement Savings Plan for Union-Represented Employees (the Plan) as of December 31, 2020, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America. The financial statements of the Plan as of December 31, 2019, and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated June 19, 2020.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets held as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bankruptcy Proceedings

As discussed in Note 1 to the financial statements, on January 29, 2019, PG&E Corporation and its subsidiary Pacific Gas and Electric Company (the Utility) filed voluntary petitions for relief under Chapter 11 in the U.S. Bankruptcy Court for the Northern District of California. The accompanying financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. In particular, such financial statements do not purport to show as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities. As discussed in Note 1, PG&E Corporation and the Utility emerged from Chapter 11 on July 1, 2020.

/s/ Mah & Associates, LLP

We have served as the Plan’s auditor since 2021.

San Francisco, California
July 14, 2021

PG&E CORPORATION
RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31
(in thousands)	2020	2019
Assets
Plan interest in Master Trust investments, at fair value	$3,844,057	$3,361,219
Notes receivable from participants	87,811	93,016
Total assets	3,931,868	3,454,235
Liabilities
Administrative expenses payable	88	98
Net assets available for benefits	$3,931,780	$3,454,137

See accompanying Notes to the Financial Statements.

PG&E CORPORATION
RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
(in thousands)	2020	2019
Additions to net assets attributed to:
Plan interest in Master Trust investment income	$503,382	$454,802
Contributions:
Employer	62,084	58,003
Participant	199,172	184,948
Rollover	7,603	6,921
Total contributions	268,859	249,872
Interest from notes receivable from participants	4,970	4,842
Total additions, net	777,211	709,516
Deductions to net assets attributed to:
Benefit distributions to participants	255,640	244,681
Administrative expenses	3,250	3,053
Total deductions	258,890	247,734
Net increase before asset transfers	518,321	461,782
Asset transfers out, net	(40,678)	(13,980)
Net increase	477,643	447,802
Net assets available for benefits:
Beginning of year	3,454,137	3,006,335
End of year	$3,931,780	$3,454,137

See accompanying Notes to the Financial Statements.

PG&E CORPORATION
RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF THE PLAN

General

The following is an overview of the PG&E Corporation Retirement Savings Plan for Union-Represented Employees (“Plan” or Union RSP). The Plan document provides a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering all union-represented employees of PG&E Corporation and all companies owned by PG&E Corporation (collectively “PG&E Corporation Group”), as designated by PG&E Corporation. The Employee Benefit Committee ("EBC") of PG&E Corporation has oversight over the administration and financial management of affiliated company employee benefit plans, including this Plan. The EBC retains Fidelity Management Trust Company as the Trustee of the Plan (“Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The PG&E Corporation Retirement Savings Plan Master Trust (“Master Trust”) holds the investment assets of both the Plan and the PG&E Corporation Retirement Savings Plan (“RSP”). The accompanying financial statements present the assets and liabilities of the Plan only.

On January 29, 2019, PG&E Corporation and its subsidiary Pacific Gas and Electric Company (the Utility) filed voluntary petitions for relief under Chapter 11 in the U.S. Bankruptcy Court for the Northern District of California. On June 19, 2020, PG&E Corporation and the Utility together with certain shareholder proponents filed their Joint Chapter 11 Plan of Reorganization, dated as of June 19, 2020. On June 20, 2020, the Bankruptcy Court issued an order confirming the plan. PG&E Corporation and the Utility emerged from Chapter 11 on July 1, 2020.

Prior to the Effective Date, PG&E Corporation and the Utility continued to operate their business as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

Eligibility

In general, all union employees of participating employers within the PG&E Corporation Group are eligible to participate in the Plan, excluding independent contractors, leased employees, and individuals who have a written contract or agreement that excludes participation in the Plan.

Contributions

Participants may elect to contribute any amount in 1 percent increments from 1 to 20 percent of their eligible compensation on a pre-tax basis, on an after-tax basis, or a combination of both. Participants may also contribute amounts representing distributions from other qualified plans into the Plan. Such “rollover” contributions are not subject to federal or state income taxes until withdrawn or distributed from the Plan.

As provided by the Internal Revenue Code (“Code”), the following table provides the dollar limitations under a 401(k) retirement plan for 2020 and 2019. Section 415(d) of the Code requires the limits to be adjusted annually for cost-of-living increases.

Contribution Type	2020 Limits	2019 Limits
Annual compensation (1)	$285,000	$280,000
Defined contribution limits (2)	$57,000	$56,000
Elective deferral (3)	$19,500	$19,000
Catch-up contributions (4)	$6,500	$6,000

(1) Annual compensation is eligible compensation for the purposes of the Plan and is limited by the Code.
(2) All Plan contributions, including pre-tax and after-tax participant contributions and all employer contributions, may not exceed the lesser of 100 percent of the participant’s eligible compensation or Code limits.
(3) Participant pre-tax contributions are considered elective deferrals and are limited by the Code.
(4) Participants age 50 and older are permitted to make additional pre-tax contributions (catch-up contributions) according to the Code.

All participants hired on or after January 1, 2013 or rehired after January 1, 2013 and originally hired prior to January 1, 2013 and who had a break in service after January 1, 2013, are eligible for 75 percent matching employer contribution of their elective employee contributions up to 8 percent of eligible compensation.

All other participating employees hired before January 1, 2013 are eligible for a matching employer contribution according to the following years of service:

Length of Service	Matching Employer Contribution
Less than 1 year of service	None
1 to 3 years of service	60 percent matching employer contributions of the participant’s pre-tax and/or after-tax contributions that do not exceed 3 percent of the employee’s eligible compensation
3 years of service or more	60 percent matching employer contributions of the participant’s pre-tax and/or after-tax contributions that do not exceed 6 percent of the employee’s eligible compensation

In December 2013, these participants were given a one-time opportunity to continue participating in the Final Average Pay Pension under the Pacific Gas and Electric Company Retirement Plan ("Retirement Plan") or elect, beginning in 2014, to participate in the Cash Balance Pension feature of the Retirement Plan. Participants who elected to participate in the Cash Balance Pension receive a 75 percent matching employer contribution of their elective employee contributions up to 8 percent of eligible compensation beginning January 1, 2014.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each account is credited with the participant’s elective contributions through payroll deductions, monthly employer contributions, and an allocation of the net investment gains (losses) and certain investment management fees of the Master Trust. Allocations of net investment gains (losses) and fees are based on participant account balances as defined in the Plan Document.

Vesting

Employer and participant elective contributions and their related accumulated earnings and losses are 100 percent vested at all times.

Investment Options

The EBC is responsible for the selection of the Plan’s investment fund managers and the selection of the range of investment options. Neither the EBC nor any of the companies within the PG&E Corporation Group is involved in the investment funds’ day-to-day investment operations. Individual participants may select from a suite of target date funds, core funds, and a self-directed brokerage account. Approximately every 5 years, a new target date fund is added to maintain a complete target date horizon. Target date funds with target retirement dates that have passed will merge into the retirement income fund. Individual participants designate the way in which their contributions are invested and may generally change their investment designation at any time. Currently, employer matching contributions are made in cash and initially invested in accordance with a participant's investment fund directions, or if no directions have been given, any such contributions will be allocated to the participant's account in the Plan's Target Date Fund with a target date closest to the participant's 65th birthday.

The Plan also contains an Employee Stock Ownership Plan. This enables the Plan to pay any dividends directly to participants when declared on the PG&E Corporation common stock held in the PG&E Corporation Stock Fund. Participants may elect to receive their dividends earned from this fund in cash, reinvest their dividends earned from this fund back into the fund, or a combination of both.

On December 20, 2017, the Boards of Directors of PG&E Corporation and the Utility suspended quarterly cash dividends on PG&E Corporation’s and the Utility’s common stock, beginning the fourth quarter of 2017.

In January 2019, the EBC appointed Gallagher Fiduciary Advisors, LLC (“Gallagher”) to serve as an independent fiduciary and investment manager of the Plan with respect to the Plan’s PG&E Corporation Stock Fund and its holdings of PG&E Corporation common stock. As independent fiduciary, Gallagher has the sole discretionary authority with respect to the operation, including, but not limited to, any potential ongoing maintenance, suspension, freezing, or termination of the PG&E Corporation Stock Fund maintained in the Plan.

In November 2019, Gallagher imposed a limit on the percentage of a participant’s account that may be invested in the PG&E Corporation Stock Fund. Pursuant to Gallagher’s action, a participant may not direct his or her own contributions or employer contributions, or transfer funds from other Plan investment options, to the PG&E Corporation Stock Fund until the value of the participant’s units in the fund represents less than twenty percent (20%) of the total value of the participant’s Plan account. Participants are restricted from creating any new or changed deferrals into the plan with greater than 20% allocation to the PG&E Corporation Stock Fund. Pre-existing deferrals (contributions) and transfers to the PG&E Corporation Stock Fund may be made until the value of the participant’s units in the fund equals twenty percent (20%) of the participant’s total account value.

Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the market value of the participant’s account balance. Loans for general purposes have terms ranging up to 5 years and loans for the purchase of a primary residence have terms ranging up to 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1 percent, as determined by the Trustee, for the month in which the loan is requested. The rate is set when participants apply for a loan and remains fixed throughout the duration of the loan term. Principal and interest are paid primarily through payroll deductions and are returned to the participant’s account. Participants pay a one-time origination fee and quarterly maintenance fees for each loan. Participants may have up to three outstanding loans at any time.

Payment of Benefits

Upon termination of service from all employers within the PG&E Corporation Group, a participant with an account balance greater than $5,000 may elect to leave the assets in the Plan, take a lump-sum or partial distribution in cash, or roll the entire or partial balance to an Individual Retirement Account ("IRA") or other tax-qualified plan. If the account balance is $1,000 or less and the participant does not make an active election to take a lump-sum cash distribution or rollover the account balance to an IRA or another tax-qualified plan, the account balance will be automatically distributed in cash (subject to applicable taxes and penalties). If the account balance is greater than $1,000 but less than $5,000 and the participant does not make an active election to take a lump-sum cash distribution or rollover the account balance to an IRA or another tax-qualified plan, the distribution will be automatically rolled over to a Fidelity IRA and invested in the Fidelity Cash Reserve Fund. In the event of a participant’s death, the participant’s beneficiaries will receive the value of the participant’s account balance in a lump-sum payment or may roll the Plan balance over directly into an inherited IRA.

Under the Setting Every Community Up for Retirement Enhancement Act of 2019 (SECURE) Act, which was enacted on December 20, 2019, with certain provisions becoming effective January 1, 2020, participants who reach age 70 ½ after December 31, 2019 must begin taking minimum distributions from the Plan by April 1 of the calendar year following the year in which they reach age 72, increased from age 70 ½. Under the SECURE Act, participants who turned 70 ½ before January 1, 2020 would still begin taking distributions by the later of April 1 of the calendar year following the year in which they reach age 70 ½, or actual retirement if later. Additionally, hardship withdrawals and certain in-service withdrawals are permitted subject to Plan provisions.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was enacted. Certain provisions of the CARES Act waive required minimum distributions paid or to be paid in calendar year 2020.

In April 2020, the EBC approved changes to the Plan to implement the provisions of the CARES Act allowing eligible Plan participants to request temporary penalty-free distributions of up to $100,000 from the Plan for qualifying coronavirus-related reasons. For these distributions, tax on the income from the withdrawal may be paid over a three-year period, repayments will not be subject to the Plan contribution limits, and all contribution sources (other than those restricted under applicable legal requirements) will be available to participants.

Administrative Expenses

Certain costs of administering the Plan, including recordkeeping fees and certain expenses of the Trustee, are paid by the participating companies of the PG&E Corporation Group. Investment management fees, used to cover the expenses related to running an investment fund, are paid by participants and are netted against investment returns. Expenses associated with the individual participant brokerage accounts and professional financial advisory services are paid by the participants enrolled in these services. Loan origination and maintenance fees are also paid by participants.

Voting Rights

Each participant is entitled to exercise voting rights based on the equivalent number of PG&E Corporation Stock Fund shares allocated to the participant’s account. Each participant is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to exercise voting rights for any share without instructions from the participant. However, the Trustee is required to vote any unallocated shares on behalf of the collective best interest of the Plan participants and beneficiaries.

Plan Termination

PG&E Corporation, acting through the Board of Directors or any duly authorized Committee of the Board, reserves the right to amend, freeze or terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, net assets of the Plan will be distributed to participants. Participants will receive full payment of the balance in their accounts.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements, in conformity with GAAP, requires Plan management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingencies. Actual results could differ from these estimates.

Fair Value Measurements

The Plan’s management determines the fair value of certain assets and liabilities based on assumptions that market participants would use in pricing the assets or liabilities. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or the “exit price.” The Plan’s management utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value and give precedence to observable inputs in determining fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

Investment Valuation and Income Recognition

A participant’s interest in the investment funds is represented by participation units allocated on the basis of contributions and assigned a unit value on the basis of the total value of each fund.

Interest income, dividends, investment management fees where appropriate, and the net appreciation or depreciation in the fair value of the investments held by the Plan are allocated to the participant’s account each day based upon the account’s proportional share of the fund balance.

Interest income is recognized as it is earned. Dividends are recorded on the ex-dividend date, the date before which a participant must hold the underlying investment in order to be entitled to dividends. Net appreciation or depreciation in the fair value of the Plan’s investments consists of: (1) the net change in unrealized appreciation or depreciation on investments held during the year, and (2) the realized gain or loss recognized on the sale of investments during the year.

Purchases and sales of securities are recorded on a trade date basis. Realized gains and losses from security transactions are reported on the average cost basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions upon default.

Derivative Investments

Subject to certain guidelines, the EBC allows the plan investment managers to use derivative instruments to achieve investment objectives. During the years ended December 31, 2020 and 2019, the Plan and the Master Trust held no direct investments in derivative instruments.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

NOTE 3: MASTER TRUST INVESTMENTS

The Plan’s investment funds are managed by the Trustee or an investment manager, who has discretionary investment authority over the funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. The following tables present the Master Trust net assets and the Plan’s interest in the Master Trust net assets as of December 31, 2020 and 2019:

	2020
(in thousands)	Master Trust	Plan Interest in the Master Trust
Equity Funds	$3,155,441	$1,528,886
Target Date Funds	1,826,361	973,379
PG&E Corporation Stock Fund	377,695	241,075
Brokerage Link Accounts	833,333	394,549
Fixed Income Funds	913,165	456,787
Money Market Fund	475,680	249,381
Total Trust investments at fair value	7,581,675	3,844,057
Administrative expense payable	(141)	(88)
Total	$7,581,534	$3,843,969

	2019
(in thousands)	Master Trust	Plan Interest in the Master Trust
Equity Funds	$2,843,633	$1,379,548
Target Date Funds	1,513,589	801,837
PG&E Corporation Stock Fund	331,354	216,658
Brokerage Link Accounts	709,914	334,716
Fixed Income Funds	785,386	401,338
Money Market Fund	415,235	227,122
Total Trust investments at fair value	6,599,111	3,361,219
Administrative expense payable	(151)	(98)
Total	$6,598,960	$3,361,121

The following table presents the changes in net assets of the Master Trust for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
(in thousands)	2020	2019
Net appreciation in fair value investments	$960,400	$914,091
Dividends and interest	33,046	26,856
Net investment income	993,446	940,947
Net transfers	(5,068)	(88,404)
Administrative expenses	(5,804)	(5,377)
Increase in net assets	982,574	847,166
Net assets:
Beginning of year	6,598,960	5,751,794
End of year	$7,581,534	$6,598,960

NOTE 4: FAIR VALUE MEASUREMENTS

The Master Trust measures certain assets at fair value. A three-tier fair value hierarchy is established as a basis for considering fair value assumptions and for inputs used in the valuation methodologies in measuring fair value:

    Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

    Level 2 – Other inputs that are directly or indirectly observable in the marketplace.

    Level 3 – Unobservable inputs which are supported by little or no market activities.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Investments measured at fair value on a recurring basis for the Master Trust are summarized below.

	Fair Value Measurements as of December 31, 2020
(in thousands)	Level 1	Level 2	Total
Master Trust investments:
Brokerage Link Account	$833,333	$—	$833,333
Money Market Fund	475,680	—	475,680
PG&E Corporation Stock Fund	377,695	—	377,695
Equity Funds	—	3,155,441	3,155,441
Fixed Income Funds	—	913,165	913,165
Target Date Funds measured at NAV	—	—	1,826,361
Total Master Trust investments, at fair value	$1,686,708	$4,068,606	$7,581,675

	Fair Value Measurements as of December 31, 2019
(in thousands)	Level 1	Level 2	Total
Master Trust investments:
Brokerage Link Account	$709,914	$—	$709,914
Money Market Fund	415,235	—	415,235
Equity Funds	—	2,843,633	2,843,633
Target Date Funds	—	1,513,589	1,513,589
Fixed Income Funds	—	785,386	785,386
PG&E Corporation Stock Fund measured at NAV	—	—	331,354
Total Master Trust investments, at fair value	$1,125,149	$5,142,608	$6,599,111

The fair value measurements incorporate various factors, such as the credit standing of the counterparties involved, the applicable exit market, and specific risks inherent in the financial instrument. As of December 31, 2020 and 2019, the following is a description of the valuation methodologies used for the financial instruments at fair value:

•Mutual funds offered to participants either through the brokerage link account or as direct investment options are valued based on unadjusted prices in active markets for identical transactions. The PG&E Corporation stock fund invests in PG&E stock. These investments are actively traded on a public exchange and are therefore considered Level 1 assets.

•The money market fund is a commingled fund of U.S. government short-term securities that are valued using unadjusted prices in an active market for identical assets and are therefore considered Level 1 assets.

•The equity funds and fixed income funds are stated at estimated fair value as determined by the issuer based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets, which represent the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date. Equity funds and fixed income funds are maintained by investment companies for large institutional investors and are not publicly traded. They are comprised primarily of underlying securities represented by a variety of asset classes that are publicly traded on exchanges or over-the-counter, and price quotes for the assets held by these funds are readily observable and available. As of December 31, 2020 and 2019, equity funds and fixed income funds are categorized as Level 2 assets.

Equity funds, and fixed income funds are reported using net asset value as an estimate of fair value. The equity funds invest in common stock and securities convertible into common stock from companies of various sizes and geography, with each fund seeking to match the performance of a specified index. The fixed income funds invest in diversified portfolios of bonds, with each fund seeking to match the performance of a specified index. Each of these funds is able to be purchased or redeemed daily based on the unit value determined on the respective transaction date.  These funds have no unfunded commitments, required notice period for redemption, or other redemption restriction.

Investments Measured at Net Asset Value (NAV)

In accordance with FASB ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent), investments that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy table above. The fair value amounts are included in the table above in order to reconcile to the amounts presented in the Statement of Net Assets Available for Benefits. These investments include the target date funds. There are no restrictions on the terms and conditions upon which the investments may be redeemed.

Transfers Between Levels

There were no transfers between levels for the years ended December 31, 2020 and 2019. However, certain investments were moved from the fair value hierarchy to net asset value and from net asset value to the fair value hierarchy based on re-evaluation of the underlying assets.

Level 3 Rollforward

There were no assets classified as Level 3 in the fair value hierarchy for the years ended December 31, 2020 and 2019.

NOTE 5: RELATED PARTY TRANSACTIONS

Certain Plan investments, including investments held in the Master Trust, are shares of funds managed by the Trustee. The Plan also invests in PG&E Corporation common stock. These transactions qualify as party-in-interest transactions under ERISA.

The party-in-interest transactions for the Plan comprised the following investments:

	As of December 31,
(in thousands)	2020	2019
PG&E Corporation Stock Fund	$241,075	$216,658
Fidelity fund	170,399	140,642
Total party-in-interest investments	$411,474	$357,300

NOTE 6: FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated January 22, 2016, stating that the Plan is qualified under Section 401(a) and Section 401(k) of the Code, and therefore the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, PG&E Corporation believes that the Plan is designed and continues to operate in accordance with the applicable requirements of the Code and no provision for federal income taxes has been recorded in the Plan’s financial statements. Furthermore, participating employees are not liable for federal income tax on amounts allocated to their accounts attributable to: (1) pre-tax participant contributions, (2) reinvested dividends, earnings, and interest income on either pre-tax and after-tax contributions, or (3) employer contributions, until the time that they withdraw such amounts from the Plan.

PG&E CORPORATION
RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

EIN #: 94-3234914
PLAN #: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i –
SCHEDULE OF ASSETS HELD
AS OF DECEMBER 31, 2020

(in thousands)
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
*	Participant loans	Loans to participants with interest rates ranging from 4.25% to 10.50% maturing through 2036	$—	$87,811

(*) Represents a party-in-interest to the Plan, as defined under ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PG&E CORPORATION RETIREMENT SAVINGS PLAN (including the PG&E Corporation Retirement Savings Plan for Union-Represented Employees)

By:	/s/ CHRISTOPHER A. FOSTER
Christopher A. Foster
Member, Employee Benefit Committee

Date:  July 14, 2021